

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 28, 2009

Wenhua Guo
Chairman
Duoyuan Printing, Inc.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600, People's Republic of China

     Re: Duoyuan Printing, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed September 15, 2009
             File No. 0-27129

Dear Mr. Guo:

     We have completed our limited review of your filing and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

               Sincerely,

               Russell Mancuso
               Branch Chief

cc (via fax): Man Chiu Lee, Esq.